MAIL STOP 3720

November 29, 2006

Mr. Bo Yu
Chairman and Chief Executive Officer
China Fortune Acquisition Corporation
Jinmao Tower
88 Century Boulevard, Suite 4403
Pudong, Shanghai
People's Republic of China 200121

> **Re: China Fortune Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 14, 2006**
> **File No. 333-137797**

Dear Mr. Yu:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   We note your response to our prior comment 1. It appears that the registration of the resale of the ordinary shares underlying the warrants "to the extent such warrants are subsequently transferred prior to exercise" is an attempt to register those ordinary shares for resale by persons other than Mr. Yu. Please confirm in your response letter that you will file a post-effective amendment to the registration statement to identify those selling securityholders and provide all of the information about them required by Item 507 of Regulation S-K before they sell pursuant to the registration statement.

2.   Regarding the registration of the resale of the insider units and the underlying securities not referenced in the preceding comment, please revise to include all of the selling shareholder information about Mr. Yu as required by Item 507 of Regulation S-K. In addition, please confirm in your response letter that you will file a post-effective amendment to the registration statement to include financial

and other information relating to the completed business combination transaction before Mr. Yu uses the prospectus to offer and resell the insider units and underlying securities.

Part II

Exhibit 5.1 - Legality Opinion

3.   We note that the warrants are governed by New York state law and that the opinion of Maples and Calder relates only to the laws fo the Cayman Islands. Please be advised that the registration statement should include an opinion of qualified counsel that the warrants are "binding obligations" under the state contract law that governs the warrant agreement.

4.   The legality opinion should not be used as a disclosure document. Accordingly, please relocate the qualifications contained in paragraphs 4.2 and 4.3.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: *Via facsimile: (212) 818-8881*
       David Alan Miller, Esq.